

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Giri Devanur
Chief Executive Officer
reAlpha Tech Corp.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

Re: reAlpha Tech Corp.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed August 28, 2023
      File No. 333-273782

Dear Giri Devanur:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-11 filed August 28, 2023

Legal Proceedings, page 81

1.   We refer to the Form 1-U filed August 31, 2023. Please revise to update your disclosure for this development, including to describe its impact, if any, on your ability to conduct future exempt offerings.

Taxation of the Company and Material U.S. Federal Income Tax Consequences, page 107

2.   To the extent tax counsel is rendering its opinion in short form, please revise both the opinion filed as Exhibit 8.1 and the tax disclosure in the prospectus to state clearly that the disclosure in the prospectus is the opinion of the named counsel. Also revise the

disclosure in the prospectus to clearly identify and articulate the opinion being rendered. Refer to Item III.B.2 and C.2 of Staff Legal Bulletin No. 19.

3.   Please remove the statement on page 107 that "[t]his discussion is for informational purposes only," as such language is an inappropriate disclaimer. Refer to Item III.D.1 of Staff Legal Bulletin No. 19.

 You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Blake Baron